TechTarget, Inc. 275 Grove Street Newton, MA 02466

September 9, 2015

Via EDGAR

Ms. Kathleen Collins

Accounting Branch Chief

Office of Information Technologies and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	TechTarget, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 13, 2015

File No. 001-33472

Dear Ms. Collins:

We are in receipt of your comment letter dated September 2, 2015 with respect to the above-referenced filing. In accordance with our conversation earlier today, we request an extension of time by which to file our response. We intend to respond by September 30, 2015.

Thank you for your consideration.

Best regards,

/s/ Jane E. Freedman
Jane E. Freedman
Vice President and General Counsel

cc:	Greg Strakosch, Chief Executive Officer

Janice Kelliher, Chief Financial Officer